Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a transcript of a discussion between Michael Dell, Chairman and Chief Executive Officer of Dell Inc., and John Furrier and Dave Vellant, hosts of theCUBE, a recording of which was subsequently made available at http://siliconangle.tv/emc-world-2016/.

EMC World 2016

theCUBE

John Furrier, Dave Vellante, Michael Dell

Date Unknown

ANNOUNCER: Live from Las Vegas, it’s theCUBE, covering EMC World 2016, brought to you by EMC.

Now here are your hosts John Furrier and Dave Vellante.

JOHN FURRIER: Welcome back, everyone. We are here live at EMC World 2016. This is SiliconANGLE Media, it’s theCUBE, our flagship program where we go out to the events and extract the signal from noise. I’m John Furrier, co-founder SiliconANGLE; and my co-host, Dave Vellante, co-founder SiliconANGLE.

Our next guest is Michael Dell, the CEO of Dell, Dell Technologies as announced on stage in charge of the entire conglomerate that is now Dell Technologies. Welcome back to theCUBE. Great to see you. Great keynote.

MICHAEL DELL: Great to be with you guys. Thank you very much.

JOHN FURRIER: I’m super-excited because we’ve been following your career since you’ve been selling PCs back in the early days. And you made a reference on stage about 32 years ago, and your birthday is coming up with the company, to now the changes and the opportunities. And Joe Tucci passing kind of the torch to you. He made a heartfelt comment and you took the time to thank him for his friendship.

What was it like up there? Share what you were thinking up there. You go back with Joe, but that was a seminal moment for this community because you got a standing ovation. There’s a culture of Joe Tucci here and a legacy.

MICHAEL DELL: Well, it was an honor for me to be on the stage with him. And obviously the whole EMC community and family loves Joe and admires what he’s done over the last decade-and-a-half. And it’s an honor for me to be able to take that on and continue it. And I was so happy to be able to share my excitement for what we’re doing in this new company. There’s so much innovation coming out of EMC and VMware and Virtustream and Pivotal. When you combine that with Dell, we’re just incredibly energized about what we’re seeing.

JOHN FURRIER: You were visually excited, too. You could see that you’re excited about the future. I want to highlight the comment quickly in the keynote. You mentioned the next industrial revolution. And Dave and I have talked on theCUBE before about how this cycle of innovation kind of lends the best of the PC revolution and client server kind of in one times ten. And it feels that way, right? And you were kind of highlighting that we’re on a 10X every five years. Kind of pointed to Moore’s Law talking about some relics like Sun Data centers and 3G. What is the most exciting thing for you? Share with the folks out there your perspective because this really is an unknown time of new things, Internet of Everything, Internet of Things, also you’re going to change the data center to wearables, connected devices, to how people are doing things differently. Why is it so big this shift?

MICHAEL DELL: What’s going on is you have essentially an ability to make anything intelligent for almost no cost. So the cost of embedding intelligence is just dropping very rapidly. And after that happens, you have an explosion in the number of intelligent things. And so going from billions to hundreds of billions of connected things and then the challenge for every organization is how do you use that information in real time to change your business, provide a better product and service? And we’re just at the very beginning of that, right.

And so that is an enormous kind of change factor in business and in society and in the world. So we feel privileged to be a part of that, and we feel incredibly well positioned to help our customers as they go into that next stage.

DAVE VELLANTE: When you started the transformation of Dell, and you started to purchase software companies, you’ve got a storage business, you went more into the enterprise business. Obviously EMC accelerates dramatically your vision of what you wanted to do with Dell.

MICHAEL DELL: Yes.

DAVE VELLANTE: What’s it like to put a deal like this together? You know, you hear Donald Trump always talking about doing a deal. I don’t think he’s ever done a deal like this. What’s it like to put a deal like this together? How does it sort of start with you and your partners, and how do you even conceive of something like that? Take us inside as much as you can.

MICHAEL DELL: You know, I really go back to the early 2000s when we had the Dell EMC Alliance. Many customers remember that, and it became a couple of billion dollar enterprise, the Dell EMC partnership. And we actually looked at it in that timeframe, but we didn’t do it. And as we looked at the evolution of our company, it was the most recent activity really started up back in 2014, almost two years ago now. So it was the fall of 2014. And I called Joe and I said, hey, we should talk about this again, talk about what we talked about five years ago, and revisit it.

And we went through a pretty significant exploration together, sharing strategies, talking about plans and how this might work. And we weren’t sure at the very beginning, yeah, this is absolutely the right thing to do, it took some time for everyone involved. But we went through all that, and the original notion that these two companies together were very complementary and would make an absolute powerhouse turned out to be true.

And we reached agreement with the EMC board. You know, if you read through the public filings, you’ll see it was a long process. These things don’t happen quickly. And it was definitely a very carefully thought through, considered decision.

DAVE VELLANTE: Now is that the fun part for you, or do you love the finance side as well? Obviously you’re very successful individual. Is the finance stuff for you as exciting or is it more the customer or the partners, or is it all sort of just thrilling?

MICHAEL DELL: You know, I’d say the technology is always kind of my first love. I mean, I’m a geek, right, I’m a techie. I love technology. I get excited about the impact that it has on our customers. And I love business, you know, I do. I love business. And I love winning, and it’s fun.

JOHN FURRIER: I’ve got to ask you, because you mentioned something on stage about the next generation, and also when we were talking about you, actually before the intro, he’s a hard working guy. We know you’re hard-working because we get texts from you in the middle of the night. You’re on Snapchat now, I saw the Snapchats.

DAVE VELLANTE: The hardest working guy he knows. That’s --

JOHN FURRIER: Like us, we work hard, we love tech. You’re hard working. We know you’re a listener, too. You have all this customer focus. But they always say that to be successful in this age, whether you’re getting older or as a company, to always be learning. So the question for you is, what are you learning right now? I mean, what are you really sharpening? Because you’ve mastered a bunch of things. What are you learning now? What are the things that you, Michael Dell, personally are sharpening the saw on to figure out how to prep yourself for the journey?

MICHAEL DELL: You know, I’m learning a lot about Pivotal, and all of the really interesting things that are going on at the application layer, at the micro services layer, sort of above the VM container infrastructure layer. And there’s something really amazing going on in Pivotal in terms of how businesses are transforming. There’s obviously a lot of new things to learn within EMC and VMware and Virtustream, as well. So I’m learning about all those, getting to meet the customers, getting to meet the teams, going around to as many o f the EMC and VMware locations as possible and meeting the teams, learning about the business, tons of enormously talented people.

JOHN FURRIER: What tech is exciting you? What are you geeking on the technology side right now?

MICHAEL DELL: Again, I think what’s exciting is all this data and then how does that data get turned into a better business? You know, you look at car companies sort of waking up and saying, you know, we need to make computers on wheels. And if we don’t we’re going to have a problem and how do we have all this information learned, so that the next person that drives a car around that corner, around that bump a minute later has a better experience, because of something that just happened. And again, that’s a whole new area that we’re really just in the beginning of.

JOHN FURRIER: You mentioned you like to win. You won when they tried to take your company away. You made some comments about HP this morning, you feel like you had a winning spring in your step this morning. What’s the winning formula, the playbook for winning against the new entrants, the new upstarts like an Amazon, who seems to have so much momentum? Lay that out for us.

MICHAEL DELL: Well, you know, as David said it’s almost a $3 trillion industry. So if you’ve got somebody with $10 billion, or $20 billion, or $30 billion, that’s a pretty small part of the $3 trillion, right. So we’ve got a couple of percent. We’d like to have a couple percent more. So it is a very big industry. That’s the kind of first thing to begin with. I think when you look at everything that EMC is doing and now together as we close the transaction, Dell and EMC, our ability to compete in both the on-premise, the mission critical cloud, the hybrid cloud. You saw the updates to all the storage offerings, incredible growth in converged and hyper-converged is really a function of moving the workload up to the application, data, user, quality of service, security level. That’s what we’re going to be really focused on, building out the native hybrid-cloud, building out this mission critical enterprise capability within Virtustream.

But look, there are going to be lots of competitors. The public cloud will grow. I think for customers here what I’m hearing is that they realize that they’re going to have a variety of modes, right, some public cloud, they’ll have some software as a service, they’ll have some managed services, they’ll have some on-premise. We’re going to make those on-premise systems a whole lot more competitive. That’s where you see this growth in VCE, as an example. And EMC has done a great job building that business and we’re going to continue to support it.

JOHN FURRIER: Winning is also the scorecard, too, the scoreboard, right. So Vince Lombardi once said you’re judged by the field that you play on. So you mentioned now you’ve got Dell technologies, you highlighted some scorecards, Gartner 21 categories of siloed quadrants. In the future what is the scoreboard? It might not be magic quadrants, because in horizontally scalable cloud what does the new scoreboard look like? What is the new card that you have to look to as you move past under the current -- I mean Gartner is good today. I mean you’ve got leadership positions vis-à-vis everything else. But as it shifts from silo-based measurement --

DAVE VELLANTE: It’s not a public income statement, evidently.

MICHAEL DELL: That’s a good way to do it, revenue. I’ll tell you the things that I’m paying close attention to. First is our customer Net Promoter score, customer satisfaction, measure that and you know the focus and intensity that EMC places on customers. We were talking about that earlier, Dell does that, as well, so customer NPS. Second is our employee, our team member NPS, because our team has to be happy, as well.

The third thing is the product innovation pipeline and I was so pleased to see David up there on stage showing off just a preview, right, of all of the amazing things that EMC is going to talk about here at EMC World. They have kept the innovation pipeline on sort of full tilt here. And having had the opportunity in the last almost two years to observe very close up what’s going on, there’s just so much innovation within EMC.

And then fourth it’s our relative market share, right, in this entire market space, whether it’s the data center, all the different modes of computing, and those will evolve in terms of how they’re measured and that sort of thing. But those are the things we look at. If we do all those things right we’ve got a successful business.

JOHN FURRIER: I mean the leadership in categories, on the slide there, it said mid-market, global supply chain, enterprise innovation. So looking back at the history of Dell, personal computers, you made them personal. You built scale to win kind of the mid-market, self-service, order direct, we all know that story. And yet innovation, from a personal computer standpoint, laptops, remember when you had the first laptop you hired the Apple guy away, there were some big hires. And then you guys dominated those categories and moved up into the enterprise with the scale in all those things.

Now you have the enterprise, now you have to go personal. Is it the other way around and how do you achieve those levels of scale and does supply chain matter now more than ever? I mean, because these are now interesting dynamics. You came in from the personal side, went enterprise, now you’ve got the enterprise side, everyone wants to go personal. Do you think of it that way? Is it the way to think about it?

MICHAEL DELL: I think scale matters and certainly nobody has the scale that we have in the enterprise and the data center. So that’s a huge advantage. It’s also important to remember that the growth in our original business enabled us in the mid-‘90s to get in the server business. And the growth and success there then enabled us now to combine with EMC and VMware. And so we’re building a very special company, right, and we’re not measuring our success in 90-day increments, right. And we’re in this for more than a lifetime, I’ll say, because I’ll care about what happens long after I’m gone.

JOHN FURRIER: EMC and Dell World, have you made any decisions about those two franchises?

MICHAEL DELL: Sure, well next year Dell EMC World will be even bigger and just think of it as we’re going to combine the best of both and it will be even bigger.

JOHN FURRIER: Michael, thanks so much for taking the time out of your super-busy schedule to come by theCUBE. Final word, what’s the vibe of the show here? What’s the take away this year for the folks who couldn’t make it here? What’s the big, big message?

MICHAEL DELL: I think the big message is customer-focused innovation is unbelievably strong at EMC. And as we go into the next few weeks here the transaction is totally on track with the original schedule. We’re getting all the regulatory approvals. Everything is kind of lined up, financing 100 percent, fully committed. We’re going to only accelerate that.

JOHN FURRIER: Well, excited to see you and congratulations on the success. Great to see up on stage everything is looking good. You’re super-excited. We’re excited to have you. Thanks for taking the time. This is theCUBE, live here from EMC World in Las Vegas. I’m John Furrier with Dave Vellante. This is theCUBE, extracting the signal from noise with Michael Dell, CEO of Dell technologies. We’ll be right back after this short break.

END

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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